SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 2009
DIVISION OF MARKET REGULATION

09041866

SECUR ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/08 (MM/DD/YY) AND ENDING 01/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RANCE KING SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 E. BROADWAY
(No. and Street)

LONG BEACH	CALIFORNIA	90803-6104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM RANCE KING, JR. 562/240-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CALIFORNIA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM RANCE KING, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RANCE KING SECURITIES CORP., as of JANUARY 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature
WILLIAM RANCE KING, JR.

PRESIDENT
Title

See attached.
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of [illegible]. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

_______________________________ Signature of Document Signer No. 1

_______________________________ Signature of Document Signer No. 2 (if any)

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 11th (Date) day of March (Month), 2009 (Year), by
(1) William Rance King, Jr. (Name of Signer)
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)
(and
(2) _______________________________ (Name of Signer),
proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature _______________________________ Signature of Notary Public

TANJA M. PIERCE
Commission # 1807157
Notary Public - California
Los Angeles County
My Comm. Expires Jul 21, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: _______________________________

Document Date: _______________________________ Number of Pages: ________

Signer(s) Other Than Named Above: _______________________________

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©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827

CONTENTS

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Rance King Securities Corporation
Long Beach, California

We have audited the statement of financial condition of Rance King Securities Corporation as of January 31, 2009, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rance King Securities Corporation as of January 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
March 18, 2009

RANCE KING SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2009

ASSETS

Cash in bank	$	146,988
Accounts receivable		25,938
Prepaid expenses		5,652
Other assets		83,200
Property and equipment, net		-
Total assets	$	261,778

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Other payable	$	12,625
Total liabilities		12,625
Stockholder's equity:		
Common stock, no par value; 100 shares authorized; 50 shares issued and outstanding		10,000
Additional paid-in capital		28,911
Retained earnings		210,242
Total stockholder's equity		249,153
Total liabilities and stockholder's equity	$	261,778

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS)

YEAR ENDED JANUARY 31, 2009

Revenues:	
Marketing and due diligence	$ 95,375
Commissions	222,541
Interest	3,226
Total revenues	321,142
Expenses:	
Commissions	290,833
Marketing and due diligence	20,574
Occupancy	19,910
Professional fees	30,768
Licenses, fees, and regulatory assessments	8,766
Depreciation	792
Other	16,762
Total expenses	388,405
Loss before income taxes	(67,263)
Income taxes	800
Net loss	$ (68,063)

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JANUARY 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	10,000	28,911	278,305	317,216
Net loss	-	-	(68,063)	(68,063)
Balance, end of year	$ 10,000	28,911	210,242	249,153

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2009

Cash flows from operating activities:	
Net loss	$ (68,063)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	792
(Increase) decrease in:	
Accounts receivable	(25,938)
Prepaid expenses	800
Increase (decrease) in:	
Accounts payable	12,625
Net cash flows used for operating activities	(79,784)
Cash flows from investing activities:	
Securities purchased	(50,000)
Net cash flows used for investing activities	(50,000)
Cash flows from financing activities	-
Net decrease in cash	(129,784)
Cash, beginning of year	276,772
Cash, end of year	$ 146,988

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2009

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered-broker dealer incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. Operations are pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and the Company does not hold customer funds or securities. The Company's primary business consists of the wholesaling and retailing of direct participation programs.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at January 31, 2009.

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the accelerated method for both financial reporting and income tax purposes. Expenditures for repairs and maintenance are charged to expense as incurred. The Company has elected to capitalize all property and equipment expenditures greater than $1,000.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT A BANK

The Company maintains its cash accounts at First Bank. Accounts at this institution are currently insured up to $250,000 by the Federal Deposit Insurance Corporation with unlimited coverage for non-interest bearing accounts. The Company's interest bearing bank balances at January 31, 2009 were less than the FDIC limit.

(3) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$ 4,429
Office furniture	541
	4,970
Less accumulated depreciation	(4,970)
Net property and equipment	$ -

Depreciation expense for the year ended January 31, 2009, was $792.

(4) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	-	-	-
	$ -	$ 800	$ 800

Deferred taxes are accounted for under the Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes, which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at January 31, 2009.

The Company had approximately $67,000 of net operating losses to either carry back or forward. The expected amount of refund resulting from the carryback of a portion of the federal loss is not material and has not been recorded in the accompanying financial statements. The remaining portion available for carryforward of approximately $38,000 plus the state carryforward of the entire amount generates a deferred tax asset of approximately $11,000. A valuation allowance for the full amount of the asset has been provided for, due to the uncertanties in the ability to realize the future benefits of the carryforward.

(5) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with Rance King Properties, Inc. (RKP) which is an affiliate of the Company. The Company shares offices, utilities, and personnel with RKP which is responsible for the initial payment of all rent, accounting, tax return preparation, and computer support costs. Effective May 1, 2008, the agreement was amended to provide for a payment for all above listed covered services in an amount equal to 5% of the Company's gross income. The reimbursed amount totaled $48,550 for the year ended January 31, 2009.

(5) RELATED PARTY TRANSACTIONS, CONTINUED

The Company earned commissions totaling $222,541 from the sale of interests of certain limited liability companies (LLC's) for the year ended January 31, 2009. The Managing Member of the LLC's is a 100% owner of the Company and its affiliate, RKP.

(6) NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of January 31, 2009, the net capital was $134,363 which exceeded the required minimum capital by $129,363. The aggregate indebtedness to net capital ration was .09 to 1.

RANCE KING SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JANUARY 31, 2009

Total stockholder's equity		$ 249,153
Less non-allowable assets:		
Receivables	(25,938)	
Prepaid expenses	(5,652)	
Other assets	(83,200)	
		(114,790)
Net capital		134,363

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 842
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 129,363

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 12,625
Ratio of aggregate indebtedness to net capital	.09 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

RANCE KING SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JANUARY 31, 2009

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

RANCE KING SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3

JANUARY 31, 2009

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Rance King Securities Corporation
Long Beach, California

In planning and performing our audit of the financial statements of Rance King Securities Corporation (the Company), as of and for the year ended January 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
March 18, 2009